

Cindy Damarillo-Ty

Finance And Operations at Talino Ventures Inc.

Manhattan Beach, California, United States · **Contact info**

28 connections

Talino Venture Labs

Experience

Vice President Of Finance And Operations

Talino Venture Labs · Full-time

Jan 2016 – Present · 5 yrs 10 mos